SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-207765

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Acro Biomedical Co., Ltd.

Address of principal executive office	12175 Visionary Way, Suite 1160
City, state and zip code	Fishers, Indiana 46038

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended September 30, 2019 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant has no full-time employees and requires additional time to provide information necessary for the completion of the Form 10-K. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pao-Chi Chu, Chief Executive Officer	317	286-6788
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s report on Form 10-K for the year ended September 30, 2019 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements. The registrant has no full-time employees and requires additional time to provide information necessary for the completion of the Form 10-K.

Our revenue for the year ended September 30, 2019 was $1,345,000, cost of revenue was $1,218,600, with a gross profit of $135,400 and a gross margin of 10%. Our revenue for the year ended September 30, 2018 was $8,014,500, cost of revenue was $7,181,100, with a gross profit of $833,400, and a gross margin of 10.4%. The decrease in revenue resulted from political instability in Hong Kong, which has impacted our customers.

Our operating expenses, consisting of general and administrative expenses, for the year ended September 30, 2019 were $576,953 as compared with $317,850, which was primarily professional fees and consulting fees. The professional fees relate to expenses we incur as a result of our status as a public company.

As a result of the foregoing, we had a net loss of $370,747, or $(0.01) per share (basic and diluted) for the year ended September 30, 2019 as compared with net income of $419,660, or $0.01 per share per share (basic and diluted) for the year ended September 30, 2018.

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Acro Biomedical Co., Ltd.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2019	By:	/s/ Pao-Chi Chu
	Name:	Pao-Chi Chu
	Title:	Chief Executive Officer

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